Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTALENERGIES

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE (collectively, “TotalEnergies”) as of December 31, 2025, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At December 31, 2025
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,378
Current financial debt	7,660
Current portion of financial instruments for interest rate swaps liabilities	218
Other current financial instruments — liabilities	170
Financial liabilities directly associated with assets held for sale	229
Total current financial debt	12,655
Non-current financial debt	48,995
Non-controlling interests	2,640
Shareholders’ equity
Common shares	7,059
Paid-in surplus and retained earnings	125,860
Currency translation adjustment	(14,033)
Treasury shares	(4,003)
Total shareholders’ equity — TotalEnergies share	114,883
Total capitalization and non-current indebtedness	166,518

As of December 31, 2025, TotalEnergies SE had an issued share capital of 2,206,585,543 ordinary shares with a par value of €2.50 per share, of which 63,702,529 were treasury shares. For more information on the delegations of authority and powers granted to the Board of Directors with respect to share capital increases and authorization for share cancellation, see Exhibit 15.1 (section 4.4.2, chapter 4) to the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 31, 2025.

As of December 31, 2025, $8,699 million of TotalEnergies’ non-current financial debt was secured and $40,296 million was unsecured, and all of TotalEnergies’ current financial debt of $12,655 million was unsecured. As of December 31, 2025, TotalEnergies had no outstanding guarantees from third parties relating to its consolidated indebtedness. On January 13, 2026, TotalEnergies Capital USA, LLC issued three series of notes, guaranteed by TotalEnergies SE, under its US Shelf Program in aggregate principal amount of $3.5 billion, comprising $1,500,000,000 principal amount of 4.248% notes maturing in January 2031, $1,250,000,000 principal amount of 4.569% notes maturing in January 2033 and $750,000,000 principal amount of 4.857% notes maturing in January 2036.

For more information about TotalEnergies’ off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TotalEnergies’ audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 31, 2025.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TotalEnergies since December 31, 2025.